UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)   *

NanoViricides, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
630087203
(Cusip Number)
Milton Boniuk, M.D. 1111 Hermann Drive, Unit 29E Houston, Texas 77004 (713) 409-0800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
February 21, 2017 (See Preliminary Note)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

13D

CUSIP No. 630087203

1	NAMES OF REPORTING PERSON Milton Boniuk, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2(a).
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,834,298[1]
	8	SHARED VOTING POWER 628,571[2]
	9	SOLE DISPOSITIVE POWER 9,834,298[1]
	10	SHARED DISPOSITIVE POWER 628,571[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,462,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒[3]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes shares of common stock held by Milton Boniuk, M.D. (the “Reporting Person”), the Milton Boniuk IRA and Boniuk Interests, Ltd. See Item 2(a).

2 Includes shares of common stock held jointly by the Reporting Person and his spouse. See Item 2(a).

3 Excludes 1,181,250 shares of common stock issuable upon the conversion of 337,500 shares of Series A Convertible Preferred Stock held by the Milton Boniuk IRA, which preferred stock by its terms is convertible only upon the occurrence of a change of control of the issuer. The Reporting Person hereby disclaims beneficial ownership of all such excluded shares of common stock.

Page 2 of 6 Pages

Preliminary Note:

This Schedule 13D is the initial statement of beneficial ownership filed by Milton Boniuk, M.D. (the “Reporting Person”) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $0.001 per share, of the Company (as defined below). The Reporting Person was a member of the board of directors of the Company from approximately May 28, 2013 until his resignation as a director of the Company on July 10, 2018.

Notwithstanding certain public disclosures made by the Company during 2017 concerning the Reporting Person’s percentage beneficial ownership of the Company’s common stock, the Reporting Person has determined that he acquired greater than five-percent beneficial ownership of the class of common stock on February 21, 2017, as further described in Item 3 below. The Reporting Person is filing this Schedule 13D in light of such determination.

The beneficial ownership information set forth herein is current as of the date hereof.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of NanoViricides, Inc. (the “Company”). The Company’s principal offices are located at 1 Controls Drive, Shelton, Connecticut 06484.

Item 2.	Identity and Background.

(a)       This statement is filed by the Reporting Person with respect to his beneficial ownership of an aggregate of 10,462,869 Shares, comprising: (i) 194,857 Shares held by the Reporting Person in his individual account (the “Individual Account”), over which securities the Reporting Person exercises sole voting and dispositive power; (ii) 6,862,648 Shares held by the Milton Boniuk IRA (the “IRA”), over which securities the Reporting Person exercises sole voting and dispositive power; (iii) 628,571 Shares held in a joint account of the Reporting Person and his spouse (the “Joint Account”), over which securities the Reporting Person and his spouse share voting and dispositive power; and (iv) 2,776,793 Shares held in the account of Boniuk Interests, Ltd., a Texas limited partnership (the “Partnership”) (the “Partnership Account”), over which securities the Reporting Person, as the managing general partner of the Partnership, exercises sole voting and dispositive power. The Individual Account, the IRA, the Joint Account and the Partnership Account are referred to herein collectively as the “Accounts.”

(b)       The business address of the Reporting Person is 1111 Hermann Drive, Unit 29E, Houston, Texas 77004.

(c)       The present principal occupation of the Reporting Person is medical practice and teaching, and managing the various investment activities of the Partnership.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 6 Pages

(f)       The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the aggregate 10,462,869 Shares reported herein at various times from April 2012 through May 2018, by means of various transactions by one or more Accounts, including: open market purchases; the issuance of Shares by the Company to the Reporting Person as director compensation; the issuance of Shares by the Company to the Partnership in lieu of various quarterly cash interest payments due on the Company’s $2,000,000 principal amount 8% Coupon Series B Convertible Debenture due January 31, 2017 (the “Series B Debenture”) held by the Partnership; the issuance of Shares by the Company to the IRA in lieu of various quarterly cash interest payments due on the Company’s $5,000,000 principal amount 10% Coupon Series C Convertible Debenture due June 30, 2018 (the “Series C Debenture”) held by the IRA; the issuance of Shares by the Company to the Partnership pursuant to their February 8, 2017 agreement to convert into Shares the principal amount of and accrued unpaid interest on the Series B Debenture (the “Series B Debenture Conversion”); and the issuance of Shares by the Company to the IRA pursuant to their November 13, 2017 agreement to redeem for Shares the principal amount of and accrued unpaid interest on the Series C Debenture (the “Series C Debenture Redemption”).

The Reporting Person acquired greater than five percent beneficial ownership of the class of Shares then outstanding on February 21, 2017, upon the Company’s issuance of 1,746,288 Shares to the Partnership pursuant to the Series B Debenture Conversion and 153,611 Shares to the IRA in payment of quarterly interest due on the Series C Debenture. Subsequently, the Company issued 149,478 Shares to the IRA on May 4, 2017 and 120,744 Shares to the IRA on July 11, 2017, in each case in payment of quarterly interest due on the Series C Debenture; and 5,500,000 Shares to the IRA on May 21, 2018, pursuant to the Series C Debenture Redemption.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares is for investment. The Reporting Person was a member of the board of directors of the Company from approximately May 28, 2013 until his resignation as a director of the Company on July 10, 2018.

The Reporting Person has no specific plan or proposal on behalf of any Account to acquire, transfer or dispose of Shares or other securities of the Company. However, consistent with the investment purpose stated above, the Reporting Person at any time and from time to time may (i) acquire or cause the acquisition of additional Shares or other securities of the Company by one or more of the Accounts or (ii) dispose or cause the disposition of any or all of the Shares or other securities of the Company held by one or more of the Accounts, depending in any case upon an ongoing evaluation of the investment in the Shares and/or such other securities by such Account(s), prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations. The Reporting Person has not made any determination regarding a maximum or minimum number of Shares or other securities of the Company which any Account, or the Accounts in aggregate, may hold at any point in time.

Page 4 of 6 Pages

Also consistent with the investment purpose stated above, the Reporting Person and/or his representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more current or prospective shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company. Such communications may relate to, without limitation, the Company’s corporate governance, board and management composition, business strategy and operations, capital structure, product development activities, licensing arrangements, existing or contemplated partnerships, potential strategic alternatives and/or any current or future initiatives that may be proposed or adopted by the Company’s management or board of directors. During the course of such communications, the Reporting Person and/or his representatives may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto is hereby incorporated by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based upon 68,985,375 Shares outstanding at March 31, 2018, as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2018.

(c)	Not applicable.
(d)	The Reporting Person has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Individual Account, the IRA and the Joint Account. The Reporting Person, as the managing general partner of Boniuk Interests, Ltd., has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held in the Partnership Account.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 5 of 6 Pages

Item 7.	Materials to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2018

/s/ Milton Boniuk
Milton Boniuk

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